United States securities and exchange commission logo





                              December 23, 2022

       Richard Seet
       Chief Executive Officer
       Tesseract Collective, Inc.
       45 Rockefeller Plaza, 20 th Floor
       New York, NY 10111

                                                        Re: Tesseract
Collective, Inc.
                                                            Amendment No. 2 to
Draft Offering Statement on Form 1-A
                                                            Submitted December
7, 2022
                                                            CIK: 0001934924

       Dear Richard Seet:

             We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 9, 2022 letter.

       Amended Draft Offering Statement submitted December 7, 2022

       General

   1. We note your response to comment 3. Please note that we continue to review your response and may have
additional comments.
       Risk Factors, page 17

   2. To the extent material, please discuss any reputational harm you may face in light of the recent disruption in
the crypto asset markets. For example, discuss how market conditions have affected how your
business is perceived by customers, counterparties, and regulators, and whether there is a
material impact on your operations or financial condition.
   3. Please describe any material risks to your business from the possibility of regulatory
 Richard Seet
FirstName  LastNameRichard   Seet
Tesseract Collective, Inc.
Comapany23,
December   NameTesseract
              2022         Collective, Inc.
December
Page 2    23, 2022 Page 2
FirstName LastName
         developments related to crypto assets and crypto asset markets. Identify material pending crypto legislation or regulation and describe any material effects it may have on your business, financial condition, and results of operations.
4. Please describe any material risks you face related to the assertion of jurisdiction by U.S.
         and foreign regulators and other government entities over crypto assets and crypto asset markets.
5.       Please describe any material risks related to safeguarding your, your
affiliates   , or your
         customers    crypto assets. Describe any material risks to your
business and financial
         condition if your policies and procedures surrounding the safeguarding of crypto assets, conflicts of interest, or comingling of assets are not effective.
6. To the extent material, please describe any gaps your board or management have identified with respect to risk management processes and policies in light of current crypto asset market conditions as well as any changes they have made to address those gaps.
7. Please describe any material financing, liquidity, or other risks you face related to the impact that the current crypto asset market disruption has had, directly or indirectly, on the value of the crypto assets you use as collateral or the value of your crypto assets used by others as collateral.
8. To the extent material, please describe any of the following risks due to disruptions in the crypto asset markets:

                Risk of loss of customer demand for your products and services. Financing risk, including equity and debt financing.
                Risk of increased losses or impairments in your investments or other assets.
                Risks of legal proceedings and government investigations, pending or known to be threatened, in the United States or in other jurisdictions against you or your affiliates.
                Risks from price declines or price volatility of crypto assets. Management's Discussion and Analysis of Financial Condition and Results of Operations, page
53

9. We note your response to prior comment 8 regarding your purchase of NFTs and your disclosure on page 53 that you do not intend to buy already created NFTs. We also note on page 59 that one of the two classes of NFTs you plan to create is derived from the physical Icons created in partnership with renowned third-party collaborators
         ("Collaborators" or CODA NFTs), and page 76 discloses that for the CODAs, the digital artwork is created by the Collaborator and then the digital file is forwarded to you. Please revised to disclose if your costs for these CODA NFTs will be accounted for differently than your digital rendition NFTs.
10. We note your response to prior comment 8 regarding CODA NFTs including third-party collaborators, and the disclosures on pages F-20 and F-21 that CODA NFT rights transfer to you upon receipt of the original digital image, and you do not expect to have
 Richard Seet
Tesseract Collective, Inc.
December 23, 2022
Page 3
         obligations after primary sale. Please revise to specifically disclose your consideration of the third-party collaborator's role and responsibilities when determining your custody and control before primary sale for your CODA NFTs.
License Agreement with SOGEX, page 53

11. We note your disclosure regarding your SOGEX license entered into in January 2022, and that under that agreement, you agreed to pay royalties to SOGEX including: (i) a 50%
         royalty based on net profits from NFTs sold without Collaborators, and
(ii) 33% of net
         profits from NFTs sold or marketed by Collaborators. In addition, the minimum royalty payments under this agreement are (a) $150,000 payable upon execution of the License
         Agreement, (b) $400,000 payable in two installments on March 31, 2023 and
         September 30, 2023, and (c) $450,000 payable in two installments on March 31, 2024 and
         September 30, 2024. Please revise to provide the following disclosures:
             Revise to clarify why a prepaid asset exists at June 30, 2022 for the first minimum royalty when it appears on page 53 that it was due at January 2022 license execution but not paid until February 2022 (page F-10).
             Revise to clarify how minimum royalty payments are amortized over the three-year license life, when payments are due sporadically over that life, and $138,889 of the
              $150,000 paid in February was already amortized as of June 30, 2022.
             Revise to clarify why minimum royalty payments are included in costs of sales when not predicated upon the sale of an NFT.
             Revise your disclosures throughout the filing to consistently disclose the specific terms of the sales-based royalties that you agreed to pay without Collaborators and also marketed by Collaborators, as disclosed on page 53 of your MD&A.
             Revise to disclose your accounting for each of these types of royalties: sales-based type and minimum payment type, and further disaggregate any differences between the sales-based with and without Collaborators.
Cost of Sales, page 54

12. We note that your cost of sales disclosure states that fees consist of "royalties based on
       NFT sales and fixed fees," while your general and administrative expenses disclosure states that fees consist of "excess royalties based on NFT sales and minimum royalty commitments." Please revise as follows:
           Revise to disclosure in detail how "excess royalties" are defined and accounted for in your transactions.
           Revise to disclose the nature of and specific accounting for the "fixed fees" related to
FirstName LastNameRichard Seet
            these royalties and why appropriately included in cost of sales.
Comapany    NameTesseract
           Revise              Collective,
                    to consistently      Inc.disclosure throughout the filing
                                    provide
       See 23,
December    related
                2022comment
                      Page 3 for general and administrative expense. FirstName LastName
 Richard Seet
FirstName  LastNameRichard   Seet
Tesseract Collective, Inc.
Comapany23,
December   NameTesseract
              2022         Collective, Inc.
December
Page 4    23, 2022 Page 4
FirstName LastName
General and Administrative Expenses, page 54

13. We note that under general and administrative expenses, on both pages 54 and 55, your inclusion of language beginning "We anticipate incurring costs related to NFT creation, including fees related to...." that seems to be the same as your disclosure under cost of
         sales on page 54. Please revise to remove these disclosures here or tell us why you believe they are appropriate in both areas and include your authoritative literature to support the accounting.
Liquidity and Capital Resources, page 56

14. Please revise to provide clear disclosures of the current risks in the 2022 NFT market related to your liquidity, ability to obtain financing, and any other areas that may be impacted.
Our Business, page 59

15. Please provide disclosure of any significant crypto asset market developments material to understanding or assessing your business, financial condition and results of operations, or share price since your last reporting period, including any material impact from the price volatility of crypto assets.
16. To the extent material to an understanding of your business, please describe any direct or indirect exposures to other counterparties, customers, custodians, or other participants in crypto asset markets known to:

                Have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or have had a receiver appointed for them.
                Have experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets.
                Have the crypto assets of their customers unaccounted for.
                Have experienced material corporate compliance failures.
17. Refer to your response to comment 9. Please discuss the need to hold certain crypto assets to mint, send, or transact on each blockchain you intend to mint NFTs. Intangible Assets, page F-7

18. We note your accounting policy for intangible assets accounted for under ASC 360 on page F-7. Please revise to disclose the kinds of assets to which this relates.
Revenue Recognition, page F-8

19. You disclose that revenue is recognized on a gross basis in accordance with ASC 606.
         Please provide us a detailed analysis supporting your revenue recognition policy for the sale of your digital rendition and CODA NFTs.
         1. As it relates to step 1 in ASC 606:
 Richard Seet
FirstName  LastNameRichard   Seet
Tesseract Collective, Inc.
Comapany23,
December   NameTesseract
              2022         Collective, Inc.
December
Page 5    23, 2022 Page 5
FirstName LastName
                1. Provide us a sample contract and cross reference your analysis to the specific provisions of that contract.
               2. Identify your customer and explain why this party is your customer. For example, we note your disclosure on page 77 that you intend to offer your
                    NFTs solely through prestigious auction houses or through various NFT marketplaces and not directly to the public.
               3. Tell us whether there are any penalties for contract termination by either party and explain when a contract begins and describe its term for accounting purposes.
         2. As it relates to step 2 in ASC 606, tell us your performance obligation(s) and explain how each is distinct.
         3.    As it relates to step 3 in ASC 606:
               1. Identify the consideration specified in the contract (including whether you will accept noncash crypto assets as payment), how the amount of consideration is determined and explain how you apply the variable consideration constraint in
                    ASC 606-10-32-11 through 32-13.
               2. Explain the payment terms of the contract. Clarify whether the entire NFT fee, other than resale royalties, will be paid at contract inception.
         4. As it relates to step 4 in ASC 606, tell us how you allocate transaction price to multiple performance obligations, if applicable.
         5. As it relates to step 5 in ASC 606, tell us how you determined when to recognize revenue (i.e. period of time, point in time) and your basis for that determination.
Royalties, page F-9

20. Refer to comment 38 from our August 17, 2022 letter. We note the disclosure of your royalty accounting related to the SOGEX License Agreement on page F-9. Please tell us and revise to disclose the authoritative literature that supports your accounting for each different type of royalty.
Note 2. Significant Accounting Policies
Digital Assets, page F-20

21. We note your response to prior comment 12 and your disclosure on page 3 that while the purchaser of a CODA NFT or a Digital Rendition NFT has the same ownership rights, the royalty sharing for each differs. As such, please revise to disclose the accounting for the differences in the royalty sharing of these NFTs, and also disclose the accounting literature that supports your determination.
22. You disclose that digital artworks are considered to be indefinite-lived intangible assets under ASC 350 and will be included in current assets if held for sale. Further, you disclose that costs related to NFT development and creation are not expected be material and therefore, will be expensed as incurred. Please provide us with the following information for your digital rendition and CODA NFTs:
 Richard Seet
Tesseract Collective, Inc.
December 23, 2022
Page 6
                Provide us with a comprehensive analysis of your accounting for NFTs held for sale.
              Include citation to the specific authoritative literature in ASC 350 that you used to support your accounting.
                Explain what cost basis you intend to use in order to record NFTs held for sale on your balance sheets, given your intention to expense the related development and creation costs as incurred.
                Tell us any accounting alternatives you considered and rejected when reaching your conclusions.
23. You disclose that for Digital Assets traded on an exchange such as Ether, Bitcoin and
         Bitcoin Cash, the Company will view a decline in the quoted market price below the cost to be an impairment indicator. Further, you disclose that the quoted price and observable prices for Digital Assets will be determined by the Company using a principal market analysis in accordance with ASC 820. Please revise your disclosure to specifically:
             Identify the impairment indicators you will use when evaluating your digital rendition and CODA NFTs held for sale for impairment; and
             Identify what market(s) you will use to value these assets and separately tell us how you determined these market(s) are the principal or most advantageous market(s) as stipulated in ASC 820-10-35-5.
Revenue Recognition, page F-21

24. We note your response to prior comment 11 and your revised disclosure on page F-21 regarding your obligations related to the NFTs after the primary sale. Please revise to disclose specific details of your custody and control of the NFTs before your sale to the customer.
Exhibits

25.    Please revise to file the following agreements in your next amendment:
           6.1 License Agreement between SOGEX, the Registrant and Sub-Agent, dated as of
FirstName LastNameRichard
           January 31, 2022 Seet
Comapany   NameTesseract
           6.2   AmendmentCollective,
                              to License Inc.
                                         Agreement between SOGEX, the
Registrant and Sub-
           Agent,
December 23,   2022dated
                    Pageas6 of June 20, 2022
FirstName LastName
 Richard Seet
FirstName  LastNameRichard   Seet
Tesseract Collective, Inc.
Comapany23,
December   NameTesseract
              2022         Collective, Inc.
December
Page 7    23, 2022 Page 7
FirstName LastName
        You may contact Bonnie Baynes, Senior Staff Accountant, at (202) 551-4924 or Sharon
Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at
(202) 551-3334 or Nolan McWilliams, Acting Legal Branch Chief, at (202) 551-3217 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance
cc:      Janeane Ferrari